UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OI	02022901
Expires:	October 31, 2001
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
APR 1 0 2002
SEC PROCESSING SECTION
WASH. D.C.
154

SEC FILE NUMBER
8- 52432

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantum Private Assets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

786 Minna Street, Suite 6
(No. and Street)

San Francisco	CA	94103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura A. Timbrook (415) 552-5060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AIC, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

1255 Post Street,Suite 904,	San Francisco	CA	94109-6712
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 8 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Laura A. Timbrook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantum Private Assets, LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Principal

Title

Notary Public

JOAN CAROL BERNARD
Commission # 1314966
Notary Public - California
San Francisco County
My Comm. Expires Aug 23, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Quantum Private Assets, LLC
December 31, 2001

Table of Contents

A I C
A Professional Corporation

CERTIFIED PUBLIC ACCOUNTANTS
AHMAD, INC. CPAS

1255 Post Street, Suite 904
San Francisco, California 94109-6712
TEL 415.292.0760 TOLL FREE 888.922.0760
FAX 415.292.2489 EMAIL cpas@insightAIC.com

Independent Auditors' Report

To the Members of Quantum Private Assets, LLC:

We have audited the accompanying statement of financial condition of Quantum Private Assets, LLC (the "Company") as of December 31, 2001, and the related statements of loss, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Quantum Private Assets, LLC at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, the Company has suffered recurring losses from operations that raise substantial doubt about the ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, & III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

AIC, Certified Public Accountants

AIC, Certified Public Accountants
San Francisco, California
March 22, 2002

Quantum Private Assets, LLC

Statement of Financial Condition

December 31, 2001

ASSETS:		
Current assets:		
Cash and cash equivalents	$	1,377
Deposits and prepaid expenses		2,070
Total current assets		3,447
Furniture and equipment (Note 2b) (net of accumulated depreciation of $746)		1,251
Organizational cost (net of accumulated amortization of $2,384)		9,532
Total assets	$	14,230

See notes to financial statements.

Quantum Private Assets, LLC

Statement of Financial Condition

December 31, 2001

LIABILITIES AND MEMBERS' CAPITAL:		
Current liabilities:		
Accounts payable and accrued expenses	$	4,390
Total current liabilities		4,390
Commitments and contingent liabilities		-
Members' capital Authorized 40 capital units Issued and outstanding (17.5 units)		9,840
Total liabilities and members' capital	$	14,230

See notes to financial statements.

Quantum Private Assets, LLC

Statement of Loss

December 31, 2001

Revenue: (Note 2e)	$	7,500
Expenses:		
Advertising		815
Occupancy		19,879
Management fee		71,558
Legal, accounting and professional expense		9,174
Travel and entertainment		77
Regulatory fees		1,864
Depreciation and amortization		1,565
Other operating expenses		6,806
Total expenses		111,738
Loss before income taxes		(104,238)
Charge for income taxes (Note 2h)		(800)
Net loss	$	(105,038)

See notes to financial statements.

Quantum Private Assets, LLC

Statement of Changes in Members' Capital

December 31, 2001

Balance, January 1, 2000	$	0
Contributed capital		160,000
Net loss (unaudited)		(60,122)
Balance, January 1, 2001		99,878
Contributed capital		15,000
Net loss		(105,038)
Balance, December 31, 2001	$	9,840

See notes to financial statements.

Quantum Private Assets, LLC

Statement of Cash Flows

December 31, 2001

Cash flows from operating activities:		
Net loss	$	(105,038)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization		1,565
Changes in assets and liabilities:		
Increase in prepaid expenses		(270)
Decrease in advances to officers		49,638
Increase in accounts payable and accrued expenses		4,390
Total adjustments to net loss		55,323
Net cash used in operating activities		(49,715)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Cash contributions from members		15,000
Net cash provided by financing activities		15,000
Decrease in cash		(34,715)
Cash and cash equivalents at beginning of year		36,092
Cash and cash equivalents at end of year	$	1,377
SUPPLEMENTAL INFORMATION:		
Interest paid	$	-
Income tax paid	$	800

See notes to financial statements.

Quantum Private Assets, LLC

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2001

(1) ORGANIZATION AND NATURE OF OPERATIONS

Quantum Private Assets, LLC (the "Company"), a California limited liability company, is a broker-dealer registered with Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company, organized in October 2000 is a broker-dealer that specializes in funding arrangements for emerging companies. The Company assists emerging companies to obtain private growth funding through marketing and through private placement offerings.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and cash equivalents

The Company maintains its cash account at a bank. The Company has not experienced any losses in such account, and believes it is not exposed to any significant credit risk on this cash account.

The Company considers all highly liquid investments with an original maturity of 12 months or less when purchased, to be cash equivalents.

(b) Furniture and equipment

Furniture and equipment are recorded at cost and include improvements that significantly add to their productivity or extend their useful lives. Costs of maintenance and repairs are charged to expense. Upon retirement or disposal of such assets, the costs and related depreciation and amortization are removed from the accounts, and a gain or loss, if any, is reflected in the earnings for both financial statement and income tax reporting purposes. Depreciation and amortization are calculated using accelerated and straight line methods over the estimated useful lives of the assets, ranging from 3 to 7 years.

Depreciation expense for the year ended December 31, 2001 was $373.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Organizational costs

The Company capitalized various costs associated with the organization of the Company. These costs totaling $11,916 are being amortized on a straight-line basis over 60 months.

Amortization expense for the year ended December 31, 2001 was $1,192.

(d) Statement of cash flows

For the purposes of statement of cash flows, the term cash and cash equivalent includes cash, certificates of deposits and cash deposit at clearing organizations.

(e) Revenue recognition

The Company recognizes revenue when commissions from private placement offerings are earned. In addition, non-refundable retainers are considered earned upon receipt.

A non-refundable retainer of $7,500 was recognized as income at December 31, 2001.

(f) Use of estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(g) Concentration of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk are cash, cash equivalents, and commission receivable. The Company places its cash and cash equivalents in depository accounts of highly rated financial institutions.

At December 31, 2001, no concentrations exist.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Income taxes

The Company has elected to be treated as a partnership under the Internal Revenue Code. The Company allocates taxable income or loss to the members of the Company, who are responsible for reporting the taxes thereon. For California state income tax purposes, the Company charged the minimum annual LLC tax of $800.

(3) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") uniform net capital rule (Rule 15c3-1) which requires the company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined.

At various times during the year, the Company's net capital was below SEC's minimum net capital requirements. Communications of non-compliance were made to regulatory authorities. As a result, the Company is restricted from conducting any securities business, until the Company can comply with the net capital requirements.

At December 31, 2001, the Company had a net capital of ($3,013) which was below the net capital requirement by $8,013. The Company's aggregate indebtedness to net capital ratio was (0.63) to 1.

(4) LEASE OBLIGATIONS

(a) Occupancy Lease

On January 1, 2001, the Company subleased a space from the CEO of the Company. The sublease agreement calls for a minimum lease payment of $1,400 per month for 15 months to expire on March 30, 2002. There were no plans to extend the agreement beyond March 30, 2002.

Occupancy Lease
Schedule of Minimum Future Rental Payments

December 31, 2002	$ 4,200
	$ 4,200

(5) RELATED PARTY TRANSACTIONS

The Company retained the services of Niesar and Diamond, LLP, who is a founding member of the Company. During 2001, the Company paid $3,577 for legal services provided by the member.

(6) GOING CONCERN

The Company incurred losses of $105,038 for 2001 and $60,122 for 2000 (unaudited).

The Company received its license to operate as a broker-dealer in October 2000, when the economy was at a decline. The current market conditions compounded for the Company the difficulties of finding SEC accredited investors as well as stable companies for which investors are willing to invest in. During the year, the Company worked on several funds for which nothing materialized.

As part of the plan to continue as a going concern, the Company has required its four (4) representatives to maintain a minimum commission payment to the Company of $1,000 per representative, per month. If the commission for the month falls short of the required

(6) GOING CONCERN (continued)

minimum, the representative(s) is(are) required to loan the Company the difference, which will reduce future commission payments of the representative(s). The Company believes that this requirement will ensure a steady stream of cash into the Company.

In addition, the Company continues to cultivate and pursue prospective members.

There is, however, a probability that the Company will discontinue its operations if it cannot meet and maintain its net capital requirements as required by SEC Rule 15c3-1.

(7) SUBSEQUENT EVENTS

In September 2001, the Company entered into an agreement with Granite Funds, LLC to act as agent to offer and sell 300 units of limited liability company interest. Subsequent to the balance sheet date, the Company was unable to transact business due to non-compliance with net capitalization requirements.

SUPPLEMENTARY INFORMATION

Quantum Private Assets, LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

NET CAPITAL				
Total members' equity qualified for net capital			$	9,840
Less: non-allowable assets:				
Deposits and prepaid expenses	$	2,070		
Furniture and equipment, net		1,251		
Organizational cost, net		9,532		(12,853)
Net capital			$	(3,013)
AGGREGATE INDEBTEDNESS				
Items included in statement of financial condition				
Accounts payable and accrued expenses			$	4,390
Total aggregate indebtedness			$	4,390
COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT				
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $4,390 ($293) or $5,000 whichever is greater			$	5,000
Deficient net capital			$	(8,013)
Ratio: Aggregate indebtedness to net capital				(0.63) to 1

Quantum Private Assets, LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

December 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION (included in part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	(3,813)
Add: Reduction in accounts payable and accrued expenses		800
		(3,013)
Net capital per above computation	$	(3,013)

Quantum Private Assets, LLC

Schedule II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (ii). All customer transactions are cleared through escrow or otherwise processed in accordance with Rule 15c3-1 (a) (2).

Quantum Private Assets, LLC

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3

December 31, 2001

The Company claims an exemption under Rule 15c3-3 (K)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

A I C
A Professional Corporation

CERTIFIED PUBLIC ACCOUNTANTS
AHMAD, INC. CPAS

1255 Post Street, Suite 904
San Francisco, California 94109-6712
TEL 415.292.0760 TOLL FREE 888.922.0760
FAX 415.292.2489 EMAIL cpas@insightAIC.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Members of Quantum Private Assets, LLC
San Francisco, California

In planning and performing our audit of the financial statements of Quantum Private Assets, LLC for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Quantum Private Assets, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for the Company are

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

AIC, Certified Public Accountants

AIC, Certified Public Accountants
San Francisco, California
March 22, 2002

A I C